FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Reports Second Quarter 2008 Unaudited Financial Results
BEIJING, August 21, 2008 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced its unaudited financial results for the second quarter ended June 30, 2008.
FINANCIAL HIGHLIGHTS:
Highlights for Second Quarter 2008
•	Total revenues: $12.8 million, representing a decline of 3.7% quarter-over-quarter and 12.4% year-over-year; below our previous guidance of $13-14 million.

•	Wireless value-added services (“WVAS”) revenues: $9.2 million, representing a decline of 16.5% quarter-over-quarter and 27.9% year-over-year.

•	Recorded music revenues, which are from our record label businesses: $3.6 million, representing a growth of 59.3% quarter-over-quarter and 95.4% year-over-year.

•	Net income: $1.6 million

•
Adjusted EBITDA (a non-GAAP measure which is defined as income from continuing operations before interest, tax, depreciation, amortization, stock-based compensation, gains on reduction of acquisition payable and reversal of Unicom liability): $0.8 million

•	Diluted earnings per ADS: $0.07
Commenting on the second quarter results, QD Wang, Chairman and CEO of Hurray! stated:
“We narrowly missed our guidance primarily due to the performance of our WVAS business which was impacted by temporary suspensions of certain WVAS marketing campaigns since May due to the Sichuan earthquake. Our music business has also been impacted in Q2 as many charity activities and donations to the relief efforts were organized. Overall, we have further stabilized our WVAS business and continue to generate positive operating cash flow. Going forward, we will continue to further develop and promote our music and entertainment business in China. With our strong cash position, we are confident to further execute our strategy to become a leading entertainment content production and distribution house in China.”
BUSINESS RESULTS
Total revenues for the second quarter ended June 30, 2008 were $12.8 million, representing declines of 3.7% from $13.2 million for the preceding quarter, and 12.4% from $14.6 million for the second quarter in 2007.
Total wireless value-added services revenues were $9.2 million for the second quarter of 2008, representing declines of 16.5% from $11.0 million in the previous quarter and 27.9% as compared to $12.7 million in the second quarter of 2007.

Recorded music revenues, which represent revenues of our controlled music companies Freeland Music, Huayi Brothers Music and Hurray! Secular Bird, were $3.6 million, representing an increase of 59.3% as compared to $2.2 million in the previous quarter and significant growth of 95.4% as compared to $1.8 million in the second quarter of 2007.
Total gross margin was 36.4% for the second quarter of 2008 as compared to 36.5% for the previous quarter and 32.8% for the second quarter of 2007.
Gross margin for wireless value-added services was 29.8% for the second quarter of 2008, as compared to 35.0% in the previous quarter and 30.1% for the second quarter of 2007.
Recorded music gross margin was 53.4% for the second quarter of 2008 as compared to 43.8% in the previous quarter and 51.7% for the second quarter of 2007.
Total gross profit was $4.6 million for the second quarter of 2008, representing declines of 4.0% as compared to $4.8 million for the previous quarter and 3.0% as compared to $4.8 million for the second quarter of 2007.
Total operating expenses were $3.3 million for the second quarter of 2008, net of reversal of Unicom liability amount to $1.56 million, representing a decline of 30.2% as compared to $4.7 million for the previous quarter and 30.5% as compared to $4.7 million for the second quarter of 2007. In the second quarter of 2008, we benefited from a waiver of $1.56 million in alliance membership fees we had accrued under a 2005 agreement with China Unicom in respect of promotional and marketing activities, which China Unicom has terminated. All waived fees have been reported as other operating income.
Income tax expense was $0.3 million in the second quarter 2008, as compared to $0.7 million in the previous quarter and $38,000 in the second quarter of 2007.
Net income was $1.6 million for the second quarter of 2008.
Adjusted income before interest, tax, depreciation, amortization and stock-based compensation, gains on reduction of acquisition payable and reversal of Unicom liability (adjusted EBITDA), was $0.8 million for the quarter, a decline of 34.4% as compared with $1.3 million in the previous quarter and a decline of 27.7% as compared with $1.1 million in the second quarter of 2007. Reconciliations of net income under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA are included at the end of this release.
Fully diluted earnings per ADS was $0.07 based on a weighted average of 21.9 million diluted ADSs for the second quarter of 2008. This figure compares to $0.22 based on a weighted average of 21.9 million diluted ADSs for the previous quarter and earnings per ADS of $0.01 based on a weighted average of 21.8 million diluted ADSs for the second quarter of 2007.

As of June 30, 2008, the Company had $72.9 million in cash and cash equivalents.
BUSINESS HIGHLIGHTS
Despite the previously mentioned impacts on our music business throughout Q2, we have consistently focused on developing our existing and new artists, as well as expanding our marketing and promotion channels. As part of our strategy to improve our music business through strategic initiatives and promotional activities, our affiliated music companies, Huayi Brothers Music, Freeland Music, New Run, and Secular Bird accomplished the following successes in the second quarter:
•
Huayi Brothers Music took part in many charity events and donations to the relief efforts for the earthquake in Sichuan province, and produced an earthquake relief song named ‘We Have Love’. Meanwhile, Jane Zhang, was named the ‘Most Media Coverage Female Artist’ on Forbes ‘Top 25 Influential Star from China’ list. Concerts were also successfully held in Beijing for artists, including Yang Kun and Li Huizhen.

•
Freeland Music signed up a number of popular leading artists, including Ruby Lin Xinru, a Taiwanese actress and pop singer, who had her breakout role as a leading actress in the very popular television series Princess Pearl and its sequel, Princess Pearl II, and also Ni Hongjie, Chen Derong, and Meng Xi. The company also released a series of new songs, including 1 EP, and 2 albums, and launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Subsequently, “Bond Lady” (“Bang Nu Lang”) by Ni Hongjie and “Song of Eternal Sorrow” (“Chang Hen Ge”) by Zhang Zhenyu became popular hits in the second quarter.

•
Freeland Music entered into a contract with Shanghai Dongfang Yanyi Co., Ltd. to organize the ‘2009 Andy Lau World Tour Concert’ next year and Freeland’s affiliate, Fly Songs, successfully organized the ‘China Gold Record Award’ concert in Beijing.

•
New Run, has also achieved successes in promoting the company’s artists and brand name. New Run’s artists, including Shi Mei, Chen Rui, and Nan He Wen Dou performed in Hengyang, Hunan Province, and they were involved in a charity to raise Rmb 250, 000 for children living in extreme poverty. The company also established an in-house ‘CRBT team’, which effectively brought up our WVAS business, especially CRBT-related products, throughout Q2.

•	Secular Bird artists received 11 major awards at the ‘First Annual Guangdong Province Xinghai Music — Pop Music Award Ceremony’, a remarkable improvement in building up the company’s brand name.
We also launched 5 new titles on China Mobile’s game portal, including “Legend of The Night Assassin”, “My 72 Transformations”, and “Heavy Metal World 2”. In Q3, we plan to launch 8 new titles.

Business Outlook
For the third quarter of 2008, Hurray! expects its total consolidated revenues to be between $12 and $13 million.
Conference Call
The Company will host a conference call to discuss the first quarter results at

Time:	9: 00 pm Eastern Daylight Time on August 21, 2008
or 9:00 am Beijing/Hong Kong Time on August 22, 2008

The dial-in number:	+1-800-901-5217 (US)
+1-617-786-2964 (International)
Password: 95540380

A replay of the call will be available from August 21, 2008 until August 28, 2008 as follows:
+1-888-286-8010 (US) +1-617-801-6888 (International)
PIN number: 91670606
Additionally, a live and archived web cast of this call will be available at:
http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=1906375 or http://www.hurray.com.cn/english/home.htm
About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird. The Company, through Fly Songs, also organizes concerts and other music events in China.
Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of June	As of December
	30, 2008	31, 2007(1)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$72,887	$65,979
Accounts receivable	13,450	14,691
Prepaid expenses and other current assets	3,936	3,120
Amount due from related parties	283	464
Current deferred tax assets	523	748
Inventories	282	293
Receivable on disposal of subsidiary	129	4,151

Total current assets	91,490	89,446

Deposits and other non-current assets	790	849
Property and equipment, net	1,309	1,636
Acquired intangible assets, net	5,057	4,971
Investment in equity affiliate	2,451	2,421
Goodwill	5,659	5,621
Non-current deferred tax assets	510	650

Total assets	$107,266	$105,594

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,521	$3,575
Acquisitions payable	28	7,102
Accrued expenses and other current liabilities	2,917	2,906
Amount due to related parties	212	256
Income tax payable	178	211
Current deferred tax liabilities	963	417

Total current liabilities	6,819	14,467

Long term payable	27	32
Non-current deferred tax liabilities	562	845

Total liabilities	7,408	15,344

Minority interests	5,158	4,667

Shareholders’ equity:
Ordinary shares	109	109
Additional paid-in capital	74,449	74,067
Statutory reserve	6,503	6,503
Retained earnings (accumulated deficit)	3,718	(2,751)
Accumulated other comprehensive income	9,921	7,655

Total shareholders’ equity	94,700	85,583

Total liabilities and shareholders’ equity	$107,266	$105,594

(1)	December 31, 2007 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share data)		except share and per share data)
Revenues:
Wireless value-added services	$9,185	$12,737	$20,185	$27,672
Recorded music	3,576	1,830	5,821	3,348

Total revenues	12,761	14,567	26,006	31,020

Cost of revenues:
Wireless value-added services	6,451	8,898	13,599	19,211
Recorded music	1,666	883	2,927	1,627

Total cost of revenues	8,117	9,781	16,526	20,838

Gross profit	4,644	4,786	9,480	10,182

Operating expenses:
Product development	206	518	596	1,066
Selling and marketing	2,232	2,485	4,633	4,921
General and administrative	2,386	1,698	4,273	3,075
Reversal of Unicom liability	(1,557)	—	(1,557)	—

Total operating expenses	3,267	4,701	7,945	9,062

Income from operations	1,377	85	1,535	1,120

Other income (expenses)	62	(36)	135	(36)
Interest expense	—	(45)	—	(90)
Interest income	465	571	819	1,183
Gain on reduction of acquisition payable	—	—	5,000	—

Income before provision for income taxes, loss from equity investment and minority interests	1,904	575	7,489	2,177

Income tax expense	282	38	991	299

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share data)		except share and per share data)
Net income before earnings from equity investment and minority interests	1,622	537	6,498	1,878
Equity in earnings of affiliate, net of tax	8	2	34	2
Minority interests, net of tax	(192)	(118)	(192)	(233)

Income from continuing operations	1,438	421	6,340	1,647
Discontinued operations:
Loss from discontinued operations, net of tax	—	(228)	—	(498)
Gain on sale of subsidiary, net of tax	129	—	129	—

Income (loss) from discontinued operations	129	(228)	129	(498)

Net income	$1,567	$193	$6,469	$1,149

Net income (loss) per share-basic
Income from continuing operations	$0.00	$0.00	$0.00	$0.00
Gain (loss) from discontinued operations	$0.00	$(0.00)	$0.00	$(0.00)
Net income	$0.00	$0.00	$0.00	$0.00

Net income (loss) per ADS-basic
Income from continuing operations	$0.07	$0.02	$0.29	$0.07
Gain (loss) from discontinued operations	$0.01	$(0.01)	$0.01	$(0.02)
Net income	$0.07	$0.01	$0.30	$0.05

Net income (loss) per share-diluted
Income (loss) from continuing operations	$0.00	$0.00	$0.00	$0.00
Gain (loss) from discontinued operations	$0.00	$(0.00)	$0.00	$(0.00)
Net income (loss)	$0.00	$0.00	$0.00	$0.00

Net income (loss) per ADS-diluted
Income from continuing operations	$0.07	$0.02	$0.29	$0.07
Gain (loss) from discontinued operations	$0.01	$(0.01)	$0.01	$(0.02)
Net income	$0.07	$0.01	$0.30	$0.05

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share data)		except share and per share data)
Weighted average shares used in calculating basic
Earnings (loss) per share	2,184,751,686	2,173,318,732	2,181,449,475	2,170,619,470
Weighted average ADSs used in calculating basic
Earnings (loss) per ADS	21,847,517	21,733,187	21,814,495	21,706,195
Weighted average shares used in calculating diluted
Earnings (loss) per share	2,186,254,898	2,182,733,566	2,187,269,646	2,179,974,411
Weighted average ADSs used in calculating diluted
Earnings (loss) per ADS	21,862,549	21,827,336	21,872,696	21,799,744
The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses non-GAAP measures of operating results and net income, including in this press release earnings before interest, taxes, depreciation and amortization including provisions for impairment, and before stock-based compensation expense, gains on reduction of acquisition payable and reversal of Unicom liability (“adjusted EBITDA”), which are adjusted from results based on GAAP to exclude certain expenses and non-recurring events. Hurray!’s management believes the use of these non-GAAP financial measures provides useful information to both management and investors by excluding certain expenses that are not related to the company’s operations. These non-GAAP financial measures also facilitate management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

Reconciliation of net income from continuing operations under GAAP to adjusted EBITDA for the following periods:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(in thousands of U.S. dollars)		(in thousands of U.S. dollars)
Income from continuing operations	$1,438	$421	$6,340	$1,647
Add (deduct):
Interest expense	—	45	—	90
Income tax expense	282	38	991	299
Depreciation and amortization	934	994	1,741	1,798
Non-cash stock compensation expense	191	212	382	379
Gain on reduction of acquisition payable	—	—	(5,000)	—
Reversal of Unicom liability	(1,557)	—	(1,557)	—
Interest income	(465)	(571)	(819)	(1,183)

Adjusted EBITDA	$823	$1,139	$2,078	$3,030

For more information, please contact:
Christina Low F.S.
Investor Relations Officer
Tel: 8610-84555566 x5532
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Qindai Wang
	Name:	Qindai Wang
	Title:	Chairman and Chief Executive Officer

Date: August 22, 2008